Exhibit 24

LIMITED POWER OF ATTORNEY

                I, George J. Krausse, III, of Deschuttes County, State of Oregon, appoint Brent Balderston to serve as my agent and attorney-in-fact (“my Agent”), such that he has full power and authority to:

1.              Filing of SEC Forms.  Execute and deliver SEC Forms 3, 4 and 5 on my behalf so as to fulfill my reporting obligations under Section 16(a) of the Securities Exchange Act during my entire tenure as a Director or an Executive Officer of Advanced Power Technology, Inc., and as long as necessary following my tenure as a Director or an Executive Officer to complete any reporting obligations described above due to my serves as a Director or an Executive Officer.

2.              Perform Other Acts to Carry Out the Powers Granted.  Executive and deliver any written instrument and perform any other act necessary or desirable to carry out any of the powers granted to my Agent under this power of attorney as set forth in paragraph one, as fully as I might do personally.  I ratify and confirm all acts performed by my Agents pursuant to this power of attorney.

3.              Durability.  The powers granted to my Agent under this power of attorney shall continue to be exercisable even though I have become disabled or incompetent.

4.              Governing Law.  The validity and construction of this power of attorney shall be determined under Oregon law.

5.              Confirming Statement.  This Limited Power of Attorney shall serve as a “confirming statement” within the meaning of the Instructions to SEC Forms 3, 4 and 5.

                I have signed this power of attorney this 24th day of February 24, 2004.

/S/ GEORGE J. KRAUSSE, III